SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Information Statement pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Aspen Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

045327103

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045327103		Page 2 of 19

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
2,299,451 shares of Common Stock

$2,300,000 in principal amount of the Company’s 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock) (1)

Warrants to purchase 45,000 shares of Common Stock (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.2% as of December 31, 2002.  (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) PN; HC

(1).  See Footnote 1 in item 4.

CUSIP No. 045327103		Page 3 of 19
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GLB Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
2,299,451 shares of Common Stock

$2,300,000 in principal amount of the Company’s 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock) (1)

Warrants to purchase 45,000 shares of Common Stock (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.2% as of December 31, 2002.  (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) PN; HC

(1).  See Footnote 1 in item 4.

CUSIP No. 045327103		Page 4 of 19
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Investment Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
2,299,451 shares of Common Stock

$2,300,000 in principal amount of the Company’s 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock) (1)

Warrants to purchase 45,000 shares of Common Stock (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.2% as of December 31, 2002.  (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) OO; HC

(1).  See Footnote 1 in item 4.

CUSIP No. 045327103		Page 5 of 19
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth Griffin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
2,299,451 shares of Common Stock

$2,300,000 in principal amount of the Company’s 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock) (1)

Warrants to purchase 45,000 shares of Common Stock (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.2% as of December 31, 2002.  (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) IN; HC

(1).  See Footnote 1 in item 4.

CUSIP No. 045327103		Page 6 of 19
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Wellington Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
2,299,451 shares of Common Stock

$2,300,000 in principal amount of the Company’s 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock) (1)

Warrants to purchase 45,000 shares of Common Stock (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.2% as of December 31, 2002.  (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) PN; HC

(1).  See Footnote 1 in item 4.

CUSIP No. 045327103		Page 7 of 19
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Edison Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
2,299,451 shares of Common Stock

$2,300,000 in principal amount of the Company’s 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock) (1)

Warrants to purchase 45,000 shares of Common Stock (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.2% as of December 31, 2002.  (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) PN; HC

(1).  See Footnote 1 in item 4.

CUSIP No. 045327103		Page 8 of 19
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Kensington Global Strategies Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
2,299,451 shares of Common Stock

$2,300,000 in principal amount of the Company’s 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock) (1)

Warrants to purchase 45,000 shares of Common Stock (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.2% as of December 31, 2002.  (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) CO; HC

(1).  See Footnote 1 in item 4.

CUSIP No. 045327103		Page 9 of 19
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Edison Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
2,299,451 shares of Common Stock

$2,300,000 in principal amount of the Company’s 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock) (1)

Warrants to purchase 45,000 shares of Common Stock (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.2% as of December 31, 2002.  (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) CO; HC

(1).  See Footnote 1 in item 4.

CUSIP No. 045327103		Page 10 of 19
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Equity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
2,299,451 shares of Common Stock

$2,300,000 in principal amount of the Company’s 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock) (1)

Warrants to purchase 45,000 shares of Common Stock (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.2% as of December 31, 2002.  (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) CO

(1).  See Footnote 1 in item 4.

CUSIP No. 045327103		Page 11 of 19
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Edison Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
2,299,451 shares of Common Stock

$2,300,000 in principal amount of the Company’s 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock) (1)

Warrants to purchase 45,000 shares of Common Stock (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.2% as of December 31, 2002.  (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) CO

(1).  See Footnote 1 in item 4.

CUSIP No. 045327103		Page 12 of 19
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aragon Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
2,299,451 shares of Common Stock

$2,300,000 in principal amount of the Company’s 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock) (1)

Warrants to purchase 45,000 shares of Common Stock (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.2% as of December 31, 2002.  (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) CO

(1).  See Footnote 1 in item 4.

CUSIP No. 045327103	Page 13 of 19
Item 1.
(a)	Name of Issuer ASPEN TECHNOLOGY, INC.
(b)	Address of Issuer's Principal Executive Offices Ten Canal Park Cambridge, MA 02141

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)	Citizenship

Citadel Limited Partnership

225 W. Washington

9th Floor

Chicago, Illinois 60606

Illinois limited partnership

GLB Partners, L.P.

225 W. Washington

9th Floor

Chicago, Illinois 60606

Delaware limited partnership

Citadel Investment Group, L.L.C.

225 W. Washington

9th Floor

Chicago, Illinois 60606

Delaware limited liability company

Kenneth Griffin

225 W. Washington

9th Floor

Chicago, Illinois 60606

U.S. Citizen

Citadel Wellington Partners L.P.

c/o Citadel Investment Group, L.L.C.

225 W. Washington

9th Floor

Chicago, Illinois 60606

Illinois limited partnership

CUSIP No. 045327103	Page 14 of 19

Citadel Edison Fund L.P.

c/o Citadel Investment Group, L.L.C.

225 W. Washington

9th Floor

Chicago, Illinois 60606

Delaware limited partnership

Citadel Kensington Global Strategies Fund Ltd.

c/o Citadel Investment Group, L.L.C.

225 W. Washington

9th Floor

Chicago, Illinois 60606

Bermuda company

Citadel Edison Fund Ltd.

c/o Citadel Investment Group, L.L.C.

225 W. Washington

9th Floor

Chicago, Illinois 60606

Cayman Islands company

Citadel Equity Fund Ltd.

c/o Citadel Investment Group, L.L.C.

225 W. Washington

9th Floor

Chicago, Illinois 60606

Cayman Islands company

Citadel Edison Investments Ltd.

c/o Citadel Investment Group, L.L.C.

225 W. Washington

9th Floor

Chicago, Illinois 60606

Cayman Islands company

Aragon Investments, Ltd.

c/o Citadel Investment Group, L.L.C.

225 W. Washington

9th Floor

Chicago, Illinois 60606

Bermuda company

CUSIP No. 045327103			Page 15 of 19
	(d)	Title of Class of Securities Common Stock, par value $0.10 per share
	(e)	CUSIP Number 045327103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. [ X ]

Item 4.	Ownership

CITADEL LIMITED PARTNERSHIP

GLB PARTNERS, L.P.

CITADEL INVESTMENT GROUP, L.L.C.

KENNETH GRIFFIN

CITADEL WELLINGTON PARTNERS L.P.

CITADEL EDISON FUND L.P.

CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.

CITADEL EDISON FUND LTD.

CITADEL EQUITY FUND LTD.

CITADEL EDISON INVESTMENTS LTD.

ARAGON INVESTMENTS, LTD.

CUSIP No. 045327103		Page 16 of 19
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:    2,299,451 shares of Common Stock

$2,300,000 in principal amount of the Company’s 5.25% Convertible Subordinated Debentures (convertible into 43,422 shares of Common Stock) (1)

Warrants to purchase 45,000 shares of Common Stock (1)

(b)

Percent of class:    Approximately 6.2% as of December 31, 2002.  (Based on 38,345,189 shares of Common Stock issued and outstanding as of November 8, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Subordinated Debentures and the exercise of the Warrants referred to in item (a) above.) (1)

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote See item (a) above.
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of See item (a) above.

(1)           The securities reported herein include (i) 43,422 shares of the Company’s common stock, par value $0.10 per share (the “Common Stock”) that the Reporting Persons may acquire in the future through the conversion of $2.3 million aggregate principal amount of the Company’s 5 1/4% Convertible Subordinated Debentures due June 15, 2005 (the “Debentures”) which may be converted by the Reporting Persons, at any time prior to maturity, into shares of the Company’s Common Stock and (ii) 45,000 shares of Common Stock that the Reporting Persons may acquire in the future through the exercise by the Reporting Persons of warrants (the “Warrants”) at an exercise price equal to $15.00 and expiring May 9, 2007.  The conversion rate for the Debentures is 18.8791 shares of Common Stock for each $1,000 in principal amount, subject to adjustment to prevent dilution.

CUSIP No. 045327103	Page 17 of 19
Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person See Item 2 above.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.

Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* Adam C. Cooper is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on November 19, 2002, and hereby incorporated by reference herein.  The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Form 3 for Metals USA, Inc.

CUSIP No. 045327103	Page 18 of 19

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2003		KENNETH GRIFFIN

		By:	/s/ Adam C. Cooper
Adam C. Cooper, attorney-in-fact

CITADEL LIMITED PARTNERSHIP		CITADEL INVESTMENT GROUP, L.L.C.

By:	GLB Partners, L.P.,	By:	/s/ Adam C. Cooper
	its General Partner		Adam C. Cooper, Senior Managing
Director and General Counsel
By:	Citadel Investment Group, L.L.C.,
	its General Partner	CITADEL EDISON FUND L.P.

By:	/s/ Adam C. Cooper	By:	Citadel Limited Partnership,
	Adam C. Cooper, Senior Managing		its General Partner
Director and General Counsel
		By:	GLB Partners, L.P.,
GLB PARTNERS, L.P.			its General Partner

By:	Citadel Investment Group, L.L.C.,	By:	Citadel Investment Group, L.L.C.,
	its General Partner		its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing		Adam C. Cooper, Senior Managing
	Director and General Counsel		Director and General Counsel

CITADEL WELLINGTON PARTNERS L.P.		CITADEL EDISON FUND LTD.

By:	Citadel Limited Partnership,	By:	Citadel Limited Partnership,
	its General Partner		its Portfolio Manager

By:	GLB Partners, L.P.,	By:	GLB Partners, L.P.,
	its General Partner		its General Partner

By:	Citadel Investment Group, L.L.C.,	By:	Citadel Investment Group, L.L.C.,
	its General Partner		its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing		Adam C. Cooper, Senior Managing
	Director and General Counsel		Director and General Counsel

CUSIP No. 045327103	Page 19 of 19

CITADEL KENSINGTON GLOBAL		CITADEL EQUITY FUND LTD.
STRATEGIES FUND LTD.

By:	Citadel Limited Partnership,	By:	Citadel Limited Partnership,
	its Portfolio Manager		its Portfolio Manager

By:	GLB Partners, L.P.,	By:	GLB Partners, L.P.,
	its General Partner		its General Partner

By:	Citadel Investment Group, L.L.C.,	By:	Citadel Investment Group, L.L.C.,
	its General Partner		its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing		Adam C. Cooper, Senior Managing
	Director and General Counsel		Director and General Counsel

CITADEL EDISON INVESTMENTS LTD.		ARAGON INVESTMENTS, LTD.

By:	Citadel Limited Partnership,	By:	Citadel Limited Partnership,
	its Portfolio Manager		its Portfolio Manager

By:	GLB Partners, L.P.,	By:	GLB Partners, L.P.,
	its General Partner		its General Partner

By:	Citadel Investment Group, L.L.C.,	By:	Citadel Investment Group, L.L.C.,
	its General Partner		its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing		Adam C. Cooper, Senior Managing
	Director and General Counsel		Director and General Counsel